Exhibit 10.1 - Senior Secured Financing Commitment Letter dated January 29, 2005 among Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., SunTrust Bank, SunTrust Capital Markets, Inc. and Lee Enterprises, Incorporated

January 29, 2005

Lee Enterprises, Incorporated
215 North Harrison Street
Suite 600
Davenport, Iowa 52801

      Attention:    Carl Schmidt
                            Chief Financial Officer

re Acquisition Financing — Senior Secured Financing Commitment Letter

Ladies and Gentlemen:

        You have informed Deutsche Bank Trust Company Americas (“DBTCA”), Deutsche Bank Securities Inc. (“DBSI” and, together with DBTCA, “DB”), SunTrust Bank (“SunTrust”) and SunTrust Capital Markets, Inc. (“SCMI”, together with DB and SunTrust, each, an “Agent” and, collectively, the “Agents”) that Lee Enterprises, Incorporated (“Lee”) intends to (i) acquire, through a newly formed wholly-owned domestic subsidiary of Lee (“NewCo”), 100% of the outstanding equity interests of a company previously identified to us (“Target”) by merging NewCo with and into Target, with Target being the surviving entity (such acquisition is referred to herein as the “Acquisition”), and (ii) concurrently with the consummation of the Acquisition, refinance (x) Lee’s existing senior credit facility and (y) Lee’s existing 6.14% Senior Notes due 2005, 6.47% Senior Notes due 2010 and 6.64% Senior Notes due 2013 (such Senior Notes are collectively referred to herein as the “Existing Lee Senior Notes”) (the “Refinancing”). It is our understanding that (v) the purchase price to be paid to effect the Acquisition shall not exceed $1,444.0 million, (w) the amount needed to effect the Refinancing (including to pay related make-whole premiums) shall be approximately $182.0 million, (x) the fees and expenses payable in connection with the Transaction (as defined below) shall be approximately $30.0 million, (y) Target shall be acquired free of indebtedness and preferred stock, except for (i) the existing $306.0 million in senior notes due 2009 issued by one of Target’s subsidiaries (the “Existing Target Senior Notes”), (ii) Target’s guaranty of the Existing Target Senior Notes (the “Existing Target Senior Notes Guaranty”) and (iii) such other exceptions (if any) for any existing indebtedness of Target and its subsidiaries as may be agreed to by the Agents, and (z) after giving effect to the Transaction, Lee and its other subsidiaries shall not have any other indebtedness or preferred stock, with such exceptions (if any) for any existing indebtedness of Lee and its other subsidiaries as may be agreed to by the Agents. Notwithstanding anything to the contrary contained herein or in the Term Sheet (as defined below), (x) Lee shall have the right, with the consent of the Agents, to elect not to refinance the Existing Lee Senior Notes as part of the Refinancing (and thereby keep such Existing Lee Senior Notes outstanding), provided that (i) the terms and conditions of the Existing Lee Senior Notes (and any related note purchase agreements) are amended on or before the Closing Date (as defined below) on a basis satisfactory to the Agents and (ii) on the Closing Date, the amount of the A Term Loan Facility (as defined below) shall be reduced by the aggregate outstanding principal amount of the Existing Lee Senior Notes (plus the amount of any make-whole premiums that would have been required to be paid in connection with the refinancing thereof) and (y) on the Closing Date, the amount of the B Term Loan Facility (as defined below) shall be reduced by either (i) the aggregate amount of net proceeds (if any) received by Lee from issuances of equity by, or capital contributions to, Lee on or before the Closing Date (other than proceeds received from transactions related to employee stock compensation plans) and/or (ii) the value of any equity of Lee issued as consideration for the Acquisition.

        In order to finance the Acquisition and the Refinancing, to pay the fees and expenses incurred in connection with the Transaction, and to provide for the working capital needs and general corporate requirements of Lee and its subsidiaries after giving effect to the Transaction, it is presently contemplated that Lee (i) will utilize up to approximately $200.0 million of cash on hand at Lee and Target and cash proceeds from the sale of certain marketable securities of Target on or before the Closing Date (collectively, the “Cash on Hand”) and (ii) shall obtain a senior secured credit facility in the aggregate amount of $1,550.0 million (as such amount may be increased after the date of the consummation of the Acquisition (the “Closing Date”) in the circumstances contemplated by the section of the Term Sheet (as defined below) entitled “Uncommitted Incremental Loan Facilities”) (the “Senior Secured Financing”) (with the transactions described in preceding clauses (i) and (ii) being herein collectively referred to as the “Financing Transactions” and, together with the Acquisition and the Refinancing, being herein referred to as the “Transaction”).

        The sources of funds needed to effect the Acquisition and the Refinancing, as well as to pay all fees and expenses incurred in connection with the Transaction, shall be provided solely through the Financing Transactions. It is understood further that the Senior Secured Financing shall consist of (i) an $800.0 million “A” term loan facility (the “A Term Loan Facility”), (ii) a $300.0 million “B” term loan facility (the “B Term Loan Facility” and, together with the A Term Loan Facility, the “Term Loan Facilities”), (iii) a $450.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facilities, the “Committed Senior Secured Financing”), and (iv) one or more Uncommitted Incremental Loan Facilities (as defined in the Term Sheet) which may be drawn in amounts, and on terms, specified in the section of the Term Sheet entitled “Uncommitted Incremental Loan Facilities” (such facility, together with the Term Loan Facilities and the Revolving Credit Facility, the “Credit Facilities”); it being understood that (x) all of the A Term Loan Facility and the B Term Loan Facility shall be drawn on the Closing Date to effect the Acquisition and the Refinancing and to pay the fees and expenses incurred in connection with the Transaction, and (y) approximately $355.8 million of the proceeds of the Revolving Credit Facility may be utilized to make payments owing to effect the Acquisition and the Refinancing and to pay the fees and expenses incurred in connection with the Transaction; provided that the amount of such proceeds permitted to be so utilized may be increased by the aggregate amount (if positive) by which (i) the Cash on Hand is less than $200.0 million and (ii) the fees and expenses payable in connection with the Transaction are greater than $30.0 million. In addition, Lee shall be entitled to contribute (as a capital contribution) all or substantially all of the assets of, or all of the equity interests in, one or more of Lee’s subsidiaries to Target in connection with the consummation of the Acquisition to ensure that Target’s EBITDA (as defined in the Existing Target Senior Notes Guaranty) will be sufficient to prohibit a violation of the 4.25:1.00 maximum Consolidated Debt to EBITDA covenant contained in the Existing Target Senior Notes Guaranty; provided that (x) the terms and conditions of such contribution (including the assets and/or equity interests to be so contributed) shall be satisfactory to the Agents and (y) the assets and/or equity interests so contributed shall not have generated EBITDA (as defined in the Existing Target Senior Notes Guaranty) of greater than $20.0 million for the most recently ended four quarter period for which financial statements are available. A summary of certain of the terms and conditions of the Senior Secured Financing is set forth in Exhibit A attached hereto (the “Term Sheet”). Please note that those matters that are not covered or made clear herein or in the Term Sheet or in the related general fee letter of even date herewith among the parties hereto (the “General Fee Letter”) or in the related agency fee letter of even date herewith, among DB and you (the “Agency Fee Letter” and, together with the General Fee Letter, the “Fee Letters”) are subject to mutual agreement of the parties hereto.

        Each of DBTCA and SunTrust is pleased to confirm that, subject to the terms and conditions set forth herein and in the Term Sheet, it hereby severally commits to provide 50% of the Committed Senior Secured Financing. Subject to the terms and conditions set forth herein and in the Term Sheet, (i) DBTCA is pleased to confirm that it will act as sole Administrative Agent (in such capacity, the “Administrative Agent”) for a syndicate of lenders who will participate in the Senior Secured Financing (together with DBTCA, the “Lenders”), (ii) SunTrust is pleased to confirm that it will act as Syndication Agent with respect to the Senior Secured Financing (in such capacity, the “Syndication Agent”), (iii) DBSI and SCMI are pleased to confirm that they will act as Joint Lead Arrangers for the Senior Secured Financing (in such capacity, the “Joint Lead Arrangers”) and (iv) DBSI is pleased to confirm that it will act as sole Book Running Manager for the Senior Secured Financing (in such capacity, the “Book Running Manager”). Notwithstanding anything to the contrary contained above in this paragraph, in connection with the syndication of the Senior Secured Financing, the Joint Lead Arrangers shall have the right (in consultation with you) to award one or more other roles or titles as may be determined by the Joint Lead Arrangers, to one or more other Lenders or affiliates thereof, in each case as determined by the Joint Lead Arrangers in their sole discretion.

        Each of DBTCA and SunTrust reserves the right, prior to or after execution of the definitive credit documentation for the Senior Secured Financing, to syndicate all or part of its commitment hereunder to one or more other Lenders that will become party to such definitive credit documentation pursuant to a syndication to be managed by the Joint Lead Arrangers. You agree that, upon delivery to the Joint Lead Arrangers by another Lender(which is a reputable fund or financial institution) of a commitment letter for all or a portion of the Committed Senior Secured Financing containing terms no less favorable to Lee in any material respect than the terms hereof, DBTCA and SunTrust shall be fully relieved of their respective obligations hereunder to the extent of the commitments set forth in such commitment letter. All aspects of the syndication of the Senior Secured Financing, including, without limitation, timing, potential syndicate members to be approached, titles, allocations and division of fees, shall be determined by the Joint Lead Arrangers in consultation with you. You agree to actively assist the Joint Lead

Arrangers in such syndication, including by using your commercially reasonable efforts to ensure that the Joint Lead Arrangers’ syndication efforts benefit materially from your existing lending relationships and to provide the Joint Lead Arrangers and the Lenders, promptly upon request, with all information reasonably deemed necessary by the Joint Lead Arrangers to complete successfully the syndication, including, but not limited to, (a) an information package for delivery to potential syndicate members and participants and (b) projections and all information prepared by you or your affiliates or advisors relating to the transactions described herein. You also agree to make available your senior officers and representatives, and to use your commercially reasonable efforts to cause the senior officers and representatives of Target to be available, in each case from time to time and to attend and make presentations regarding the business and prospects of Lee, Target and their respective subsidiaries at a meeting or meetings of Lenders or prospective Lenders at such times and places as the Joint Lead Arrangers may reasonably request in consultation with you. You and your subsidiaries shall each agree to refrain, and to require Target and its subsidiaries to refrain, from any other competing debt financings (including refinancings and renewals of debt) during the syndication process unless otherwise agreed to by the Agents.

        You represent, warrant and covenant that (i) no written information which has been or is hereafter furnished by you or on your behalf in connection with the transactions contemplated hereby and (ii) no other information given at information meetings for potential syndicate members and supplied or approved by you or on your behalf (such written information and other information being referred to herein collectively as the “Information”) taken as a whole contained (or, in the case of Information furnished after the date hereof, will contain), as of the time it was (or hereafter is) furnished, any material misstatement of fact or omitted (or will omit) as of such time to state any material fact necessary to make the statements therein taken as a whole not misleading, in the light of the circumstances under which they were (or hereafter are) made; provided that, with respect to Information consisting of statements, estimates and projections regarding the future performance of Lee, Target and their respective subsidiaries (collectively, the “Projections”), no representation, warranty or covenant is made other than that the Projections have been (and, in the case of Projections furnished after the date hereof, will be) prepared in good faith based on assumptions believed to be reasonable at the time of preparation thereof. You agree to supplement the Information and the Projections from time to time until the date of the initial borrowing under the Senior Secured Financing, as appropriate, so that the representations and warranties in the preceding sentence remain correct. You understand that, (x) in syndicating the Senior Secured Financing, the Joint Lead Arrangers will use and rely on the Information and the Projections without independent verification thereof, and (y) the accuracy of the representations and warranties set forth above in this paragraph also shall be a condition precedent to each Agent’s commitments and agreements hereunder.

        Each Agent’s commitments and agreements hereunder are subject to (a) there not occurring or becoming known to any Agent any change, effect, event, occurrence or state of facts (or any development that has had or is reasonably likely to have any change or effect) (x) that is, individually or in the aggregate, materially adverse to (or could reasonably be expected to be materially adverse to) the business, property, assets, liabilities, financial condition or results of operations of Target and its subsidiaries taken as a whole since December 28, 2003 (other than as, and to the extent, expressly disclosed in filings of Target made with the United States Securities and Exchange Commission prior to the date hereof), (y) which would, individually or in the aggregate, prevent or materially delay the consummation of the Transaction, or (z) that is, individually or in the aggregate, materially adverse to the rights or remedies of the Lenders under the Credit Facilities (each, a “Material Adverse Effect”), provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (i) any adverse change in the market price or trading volume of the capital stock of Target after the date hereof; provided, however, that this clause (i) shall not exclude any underlying event, occurrence, development or circumstance which may have caused such change in stock price or trading volume; (ii) any adverse event, occurrence or development affecting any of the industries in which Target and its subsidiaries operate generally (to the extent such events, occurrences or developments do not disproportionately affect Target or its subsidiaries as compared to other companies in such industries); (iii) changes, events or occurrences in financial, credit, banking or securities markets (including any disruption thereof); (iv) any adverse change, event, development or effect arising from or relating to general business or economic conditions (including the business of Target or any of its subsidiaries) which does not relate only to Target or any of its subsidiaries; (v) any adverse change, event, development or effect attributable to the announcement or pendency of the Transaction, or resulting from or relating to compliance with the terms of, or the taking of any action required by, the Acquisition Agreement (as defined below); (vi) any adverse change, event, development or effect arising from or relating to national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack anywhere in the world; and (vii) any adverse change, event, development or effect arising from or relating to laws, rules, regulations, orders or other binding directives issued by any governmental entity that do not relate only to Target and its subsidiaries; (b) no Agent becoming aware after the date hereof of any information not previously known to any Agent which any Agent reasonably believes is, or could reasonably be expected to be, materially negative information with respect to the Transaction or the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of Target and its subsidiaries taken as a whole, or which is inconsistent in a material and adverse manner with any such information or other matter disclosed to any Agent prior to the date hereof; (c) each Agent’s reasonable satisfaction that prior to and during the syndication of the Senior Secured Financing there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Lee, Target or any of their respective subsidiaries; and (d) the other conditions set forth or referred to herein and in the Term Sheet.

        To induce the Agents to issue this letter (together with the Term Sheet, this “Commitment Letter”) and to proceed with the documentation of the proposed Senior Secured Financing, you hereby agree that all fees and expenses (including the reasonable fees and expenses of counsel and consultants) of each Agent and its affiliates arising in connection with this Commitment Letter and in connection with the Transaction and the other transactions described herein (including in connection with our due diligence and syndication efforts) shall be for your account (and that you shall from time to time upon request from each Agent reimburse it and its affiliates for all such fees and expenses paid by them), whether or not the Transaction is consummated or the Senior Secured Financing is made available or definitive credit documents are executed. You further agree to indemnify and hold harmless the Administrative Agent, the Syndication Agent, the Joint Lead Arrangers, the Book Running Manager, and each other agent or co-agent (if any) designated by the Joint Lead Arrangers with respect to the Senior Secured Financing (each, a “Co-Agent”), each Lender (including in any event DBTCA and SunTrust) and their respective affiliates and each director, officer, employee, representative and agent thereof (each, an “indemnified person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any Agent, any Co-Agent, any Lender or any other such indemnified person by any person (including, without limitation, by Lee or Target or any of their respective subsidiaries) as a result of or arising out of or in any way related to or resulting from the Transaction or this Commitment Letter and, upon demand, to pay and reimburse each Agent, each Co-Agent, each Lender and each other indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Agent, any Co-Agent, any Lender or any other such indemnified person is a party to any action or proceeding out of which any such expenses arise); provided, however, that you shall not have to indemnify any indemnified person against any loss, claim, damage, expense or liability to the extent same resulted from the gross negligence or willful misconduct of the respective indemnified person (as determined by a court of competent jurisdiction in a final and non-appealable judgment). This Commitment Letter is issued for your benefit only and no other person or entity may rely hereon. No Agent, nor any other indemnified person, shall be responsible or liable to you or any other person or entity for (x) any determination made by it pursuant to this Commitment Letter in the absence of gross negligence or willful misconduct on the part of such person or entity (as determined by a court of competent jurisdiction in a final and non-appealable judgment), (y) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems or (z) any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Commitment Letter or the financing contemplated hereby.

        Each Agent reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to such Agent in such manner as such Agent and its affiliates may agree in their sole discretion. You also agree that each Agent may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates. You further acknowledge that (i) each Agent may share with any of its affiliates, and such affiliates may share with such Agent, any information related to the Transaction, Lee, Target (and your and their respective subsidiaries and affiliates), or any of the matters contemplated hereby, in each case in connection with the Transaction and the other transactions contemplated hereby, and (ii) each Agent and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or Target may have conflicting interests regarding the transactions described herein and otherwise. Each Agent agrees to treat, and cause any such affiliate to treat, all non-public information provided to it by Lee and Target as confidential information in accordance with customary banking industry practices.

        You agree that this Commitment Letter is for your confidential use only and that, unless each Agent has otherwise consented, neither its existence nor the terms hereof will be disclosed by you to any person or entity other than your officers, directors, employees, accountants, attorneys and other advisors, and then only on a “need to know” basis in connection with the transactions contemplated hereby and on a confidential basis. Notwithstanding the foregoing, following your acceptance of the provisions hereof and your return of an executed counterpart of this Commitment Letter and the Fee Letters to us as provided below, (i) you may furnish a copy of this Commitment Letter (but not the Fee Letters, except as provided therein) to Target and its advisors on a confidential basis in connection with their evaluation of your proposal for the Acquisition, (ii) you may make public disclosure of the existence and amount of the commitments hereunder and of the identity of the Administrative Agent, the Syndication Agent, the Book Running Manager, and the Joint Lead Arrangers, (iii) you may file a copy of this Commitment Letter (but not the Fee Letters) in any public record in which it is required by law to be filed and (iv) you may make such other public disclosure of the terms and conditions hereof as, and to the extent, you are required by law, in the opinion of your counsel, to make. If this Commitment Letter is not accepted by you as provided below, please immediately return this Commitment Letter (and any copies hereof) to the undersigned.

        You hereby represent and acknowledge that, to the best of your knowledge, no Agent, nor any employees or agents of, or other persons affiliated with, any Agent, have directly or indirectly made or provided any statement (oral or written) to you or to any of your employees or agents, or other persons affiliated with or related to you (or, so far as you are aware, to any other person), as to the potential tax consequences of the Transaction.

        The provisions of the four immediately preceding paragraphs shall survive any termination of this Commitment Letter.

        In order to comply with the USA Patriot Act, each Agent must obtain, verify and record information that identifies each entity (or individual) that enters into a business relationship with such Agent. As a result, in addition to your corporate name and address, each Agent will obtain your corporate tax identification number and certain other information. Each Agent may also request relevant corporate resolutions and other identifying documents.

        This Commitment Letter and the Fee Letters (and your rights and obligations hereunder and thereunder) shall not be assignable by you to any person or entity without the prior written consent of each Agent (and any purported assignment without such consent shall be null and void). This Commitment Letter and the Fee Letters may not be amended or modified, or any provision hereof and thereof waived, except by an instrument in writing signed by you and each Agent party thereto. Each of this Commitment Letter and the Fee Letters may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter or the Fee Letters by facsimile (or other electronic) transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. This Commitment Letter and the Fee Letters shall be governed by, and construed in accordance with, the laws of the State of New York. This Commitment Letter and the Fee Letters set forth the entire agreement between the parties hereto as to the matters set forth herein and supersede all prior communications, written or oral, with respect to the matters herein. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person or entity other than the parties hereto (and indemnified persons) and may not be relied upon by any person or entity other than you. Neither this Commitment Letter nor the Fee Letters are intended to create a fiduciary relationship among the parties hereto or thereto.

        EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS COMMITMENT LETTER OR THE FEE LETTERS. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE COUNTY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS COMMITMENT LETTER, THE FEE LETTERS OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY.

        Each Agent’s willingness, and commitments, with respect to the Committed Senior Secured Financing as set forth above will terminate on the first to occur of (x) February 25, 2005, unless on or prior to such date a definitive agreement with respect to the Acquisition (the “Acquisition Agreement”) has been entered into with Target, (y) August 2, 2005, unless on or prior to such date the Transaction has been consummated and a definitive credit agreement evidencing the Senior Secured Financing, in form and substance satisfactory to each Agent, shall have been entered into and the initial borrowings shall have occurred thereunder, or (z) any time after the execution of the Acquisition Agreement and prior to the consummation of the Transaction, the date of the termination of the Acquisition Agreement (other than with respect to ongoing indemnities, confidentiality provisions and similar provisions).

        This Commitment Letter replaces and supercedes our previous Commitment Letter, dated January 24, 2005, to you concerning the financing of the Transaction; provided, however, all indemnity, expense reimbursement, confidentiality and other provisions therein which survive the termination of such previous Commitment Letter shall continue to survive in accordance with the terms thereof.

* * *

        If you are in agreement with the foregoing, please sign and return to the Joint Lead Arrangers the enclosed copy of this Commitment Letter, together with a copy of the enclosed Fee Letters, no later than 11:59 p.m., New York time, on January 30, 2005. Unless this Commitment Letter and the Fee Letters are signed and returned by the time and date provided in the immediately preceding sentence, this Commitment Letter shall terminate at such time and date.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY
AMERICAS

By: /s/Steve Cayer
Name: Steve Cayer
Title: Director

DEUTSCHE BANK SECURITIES INC.

By: /s/Christopher Johnson
Name: Christopher Johnson
Title: MD

By: /s/Elizabeth Chang
Name: Elizabeth Chang
Title: Director

SUNTRUST BANK

By: /s/Thomas C. Palmer
Name: Thomas C. Palmer
Title: Managing Director

SUNTRUST CAPITAL MARKETS, INC.

By: /s/Gregory N. Waters
Name: Gregory N. Waters
Title: Managing Director

Agreed to and Accepted this

29th day of January, 2005:

LEE ENTERPRISES, INCORPORATED

By: /s/Carl G. Schmidt
Name: Carl G. Schmidt
Title: VICE PRESIDENT
CHIEF FINANCIAL OFFICER
AND TREASURER

EXHIBIT A

SUMMARY OF CERTAIN TERMS
OF CREDIT FACILITIES

        Unless otherwise defined herein, capitalized terms used herein and defined in the letter agreement to which this Exhibit A is attached (the “Commitment Letter”) are used herein as therein defined.

I.   Description of Credit Facilities

Borrower:                     Lee Enterprises, Incorporated (the “Borrower”).

Total Committed
Credit Facilities:         $1,550.0 million.

Credit Facilities:	1.	"A" term loan facility in an aggregate principal amount of $800.0 million (the "A Term Loan Facility").

2.	“B” term loan facility in an aggregate principal amount of $300.0 million (the “B Term Loan Facility” and, together with the A Term Loan Facility, the “Term Loan Facilities”).

3.	Revolving credit facility in an aggregate principal amount of $450.0 million (the “Revolving Credit Facility”).

4.

Uncommitted Incremental Loan Facilities in an aggregate principal amount of up to $500.0 million (each an “Incremental Loan Facility” and, together with the Term Loan Facilities and the Revolving Credit Facilities, collectively, the “Credit Facilities” or the “Senior Secured Financing”).

A.   A Term Loan Facility

Use of Proceeds:	The loans made pursuant to the A Term Loan Facility (the “A Term Loans”) may only be incurred on the date of the consummation of the Acquisition (the “Closing Date”), and the proceeds thereof shall be used solely to finance, in part, the Acquisition and the Refinancing and to pay the fees and expenses incurred in connection with the Transaction.

Maturity:	The final maturity date of the A Term Loan Facility shall be 7 years from the Closing Date (the “A Term Loan Maturity Date”).

Amortizations:	The A Term Loans shall amortize in four equal quarterly installments in annual amounts equal to the product of (A) the aggregate principal amount of all A Term Loans outstanding on the Closing Date and (B) the percentage set forth opposite the respective year set forth below:

EXHIBIT A

Year 1	0%

Year 2	5%

Year 3	5%

Year 4	15%

Year 5	15%

Year 6	25%

Year 7	35%

Availability:	A Term Loans may be incurred on the Closing Date. No amount of A Term Loans once repaid may be reborrowed.

B.   B Term Loan Facility

Use of Proceeds:	The loans made pursuant to the B Term Loan Facility (the “B Term Loans” and, together with the A Term Loans (the “Initial Term Loans”; the Initial Term Loans, together with any Incremental Term Loans (as defined below), the “Term Loans”) may only be incurred on the Closing Date and the proceeds thereof shall be utilized solely to finance, in part, the Acquisition and the Refinancing and to pay the fees and expenses incurred in connection with the Transaction.

Maturity:	The final maturity date of the B Term Loan Facility shall be 8 years from the Closing Date (the “B Term Loan Maturity Date”).

Amortizations:	(i) During the first 7 years following the Closing Date, annual amortization (payable in 4 equal quarterly installments) of the B Term Loans shall be required in an amount equal to one percent of the initial aggregate principal amount of the B Term Loans.

(ii) During the 8th year following the Closing Date, annual amortization (payable in 4 equal quarterly installments) of the B Term Loans shall be required in an amount equal to the remaining aggregate principal amount of B Term Loans originally incurred.

Availability:	B Term Loans may only be incurred on the Closing Date. No amount of B Term Loans once repaid may be reborrowed.

EXHIBIT A

C.   Revolving Credit Facility

Use of Proceeds:	The proceeds of loans under the Revolving Credit Facility (the “Revolving Loans”) shall be utilized for working capital, capital expenditures and general corporate purposes, provided that approximately $355.8 million of the proceeds of the Revolving Credit Facility may be utilized to pay amounts owing to effect the Acquisition and the Refinancing and to pay the fees and expenses incurred in connection with the Transaction, provided, further, that the amount of such proceeds permitted to be so utilized may be increased by the aggregate amount (if positive) by which (i) the Cash on Hand is less than $200.0 million and (ii) the fees and expenses payable in connection with the Transaction are greater than $30.0 million.

Maturity:	The final maturity date of the Revolving Credit Facility shall be 7 years from the Closing Date (the "Revolving Loan Maturity Date").

Availability:	Revolving Loans may be borrowed, repaid and reborrowed on and after the Closing Date and prior to the Revolving Loan Maturity Date in accordance with the terms of the definitive credit documentation governing the Credit Facilities.

Letters of Credit:	A portion to be negotiated of the Revolving Credit Facility will be available for the issuance of stand-by and trade letters of credit (“Letters of Credit”) to support obligations of the Borrower and its subsidiaries satisfactory to the Agents and the Required Lenders (as defined below). Maturities for Letters of Credit will not exceed twelve months in the case of standby Letters of Credit or 180 days in the case of trade Letters of Credit, renewable annually thereafter in the case of standby Letters or Credit and, in any event, shall not extend beyond the tenth business day (or the 30th day in the case of trade Letters of Credit) prior to the Revolving Loan Maturity Date.

Swingline Loans:	A portion of the Revolving Credit Facility in an amount to be mutually agreed shall be available prior to the Revolving Loan Maturity Date for swingline loans (the “Swingline Loans” and, together with Revolving Loans and Term Loans, the “Loans”) to be made by DBTCA (in such capacity, the “Swingline Lender”) on same-day notice. Any Swingline Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire an irrevocable and unconditional pro rata participation in each Swingline Loan.

EXHIBIT A

D.   Uncommitted Incremental Loan Facilities

The Borrower, with the prior consent of the Administrative Agent (but without the consent of the existing Lenders, except as provided in the next paragraph), may, from time to time after the Closing Date (but only so long as DBSI has completed to its reasonable satisfaction the primary syndication of the Committed Senior Secured Financing), solicit existing or prospective Lenders to provide incremental commitments consisting of one or more new tranches of term loans under the Senior Secured Financing or increases to the A Term Loan Facility, B Term Loan Facility or Revolving Credit Facility in minimum amounts to be mutually agreed upon and up to a maximum aggregate principal amount of $500.0 million, so long as (i) no default or event of default then exists under the Credit Facilities or would result therefrom, (ii) any loans incurred as term loans pursuant to any Incremental Loan Facility (the “Incremental Term Loans”) shall be incurred on the date of the effectiveness of the commitments thereunder, (iii) the Borrower and its subsidiaries are in pro forma compliance with each of the financial covenants under the Credit Facilities (determined after giving effect to the full utilization of the commitments provided under such Incremental Loan Facility), and (iv) all aspects of the syndication of each Incremental Loan Facility are coordinated by DBSI. Each Incremental Loan Facility shall be subject to such terms and conditions as may be agreed to by the Borrower and the Administrative Agent; provided that (w) all of the proceeds of the Incremental Term Loans made under any Incremental Loan Facility shall be used to finance Permitted Acquisitions (to be defined), to pay fees and expenses incurred in connection therewith and for other general corporate purposes, (x) the covenants in respect of each Incremental Loan Facility shall be those covenants applicable to the then existing Credit Facilities, (y) each Incremental Loan Facility incurred as a new tranche of term loans shall be subject to the same terms and conditions as the B Term Loan Facility, except that if there are B Term Loans outstanding on the date of the incurrence of such Incremental Term Loans (immediately before giving effect thereto), the interest rate margin applicable to such Incremental Term Loans (which, for such purposes only, shall be deemed to include all upfront or similar fees or original issue discount (amortized over the life of such loan) payable to all Lenders providing such Incremental Term Loans, but exclusive of any arrangement, structuring or other fees payable in connection therewith that are not shared with all Lenders providing such Incremental Term Loans) determined as of the initial funding date for such Incremental Term Loans may not exceed the Applicable Margin then applicable to B Term Loans (determined on the same basis as provided in the preceding parenthetical) by more than 50 basis points (0.50%), and (z) the voluntary and mandatory prepayment and repayment provisions applicable to each Incremental Loan Facility incurred as a new tranche of term loans shall be identical to the relevant prepayment provisions which correspond to the B Term Loan Facility. Any upfront fees and arrangement fees for any Incremental Loan Facility will be negotiated with the Administrative Agent at the time of any request to provide commitments pursuant to such Incremental Term Loan Facility.

Existing Lenders may, but shall not be obligated without their prior written consent to, provide a commitment and/or make any loans pursuant to any Incremental Loan Facility, and nothing contained in this Term Sheet or the Commitment Letter constitutes, or shall be deemed to constitute, a commitment with respect to any Incremental Loan Facility. The Credit Agreement will however, require each Lender to agree to enter into any amendment to the Credit Agreement required to incorporate the provisions of each Incremental Loan Facility made available after the Closing Date, so long as the purpose of such amendment is solely to incorporate the appropriate provisions for such Incremental Loan Facility in the Credit Agreement.

EXHIBIT A

II.   Terms Applicable to All Credit Facilities

Administrative
Agent:                            DBTCA (in such capacity, the "Administrative Agent").

Syndication Agent:     SunTrust (in such capacity, the "Syndication Agent").

Joint Lead Arrangers: DBSI and SCMI (in such capacities, the "Joint Lead Arrangers")

Sole Book Running Manager:	DBSI (in such capacity, the “Book Running Manager” and, together with the Administrative Agent, the Syndication Agent and the Joint Lead Arrangers, each, an “Agent” and, collectively, the “Agents”).

Lenders:	DBTCA, SunTrust and/or a syndicate of lenders arranged by the Joint Lead Arrangers (the "Lenders").

Guaranties:	Except as provided below, each direct and indirect subsidiary of the Borrower (each, a “Guarantor” and, collectively, the “Guarantors”) shall be required to provide an unconditional guaranty of all amounts and other obligations owing under the Senior Secured Financing (the “Guaranties”). Such Guaranties shall be in form and substance satisfactory to the Agents and shall, to the extent requested by the Agents, also guarantee the Borrower’s and its subsidiaries’ obligations under interest rate swaps/foreign currency swaps or similar agreements with a Lender or its affiliates (the “Secured Hedging Agreements”). All Guaranties shall be guarantees of payment and not of collection. Notwithstanding anything to the contrary contained above, (i) Target and its subsidiaries shall not be required to enter into a Guaranty or become a Guarantor to the extent (but only to the extent) that doing so would violate the terms of the Existing Target Senior Notes or the Existing Target Senior Notes Guaranty and (ii) no non-U.S. subsidiary of the Borrower which is a “controlled foreign corporation” (within the meaning of Section 957 of the Internal Revenue Code) (each a “CFC”) shall be required to provide a Guaranty (and shall not constitute a Guarantor) if the furnishing of such Guaranty gives rise to material adverse tax consequences to the Borrower.

EXHIBIT A

Security:	All amounts and other obligations owing under the Senior Secured Financing and (if applicable) the Secured Hedging Agreements (and all obligations under the Guaranties) will be secured by a first priority perfected security interest in all stock and other equity interests owned by the Borrower and the Guarantors in their respective subsidiaries, provided that (i) the equity interests of any subsidiary of Target that is owned by a Guarantor shall not be required to be pledged to the extent (but only to the extent) that the pledge thereof would violate the terms of the Existing Target Senior Notes, the Existing Target Senior Notes Guaranty or the operating agreement of St. Louis Post Dispatch LLC and (ii) not more than 65% of the total outstanding voting stock of any CFC shall be required to be pledged if the pledging thereof would give rise to material adverse tax consequences to the Borrower.

All documentation (collectively referred to herein as the “Security Agreements”) evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance satisfactory to the Agents, and shall effectively create first priority security interests in the equity interests purported to be covered thereby.

The Security Agreements shall provide for the release of the security interests created thereunder upon the Borrower meeting a total leverage test of less than 4.25:1.00 for two consecutive test periods (with each test period consisting of a 12 month period ending on the last day of a fiscal quarter of the Borrower), provided no default or event of default under the Credit Facilities has occurred and is continuing at such time.

Optional Commit- ment Reductions:
The unutilized portion of the total commitments under the Credit Facilities may, upon three business days’ notice, be reduced or terminated by the Borrower without penalty in minimum amounts to be agreed.

Voluntary Prepayments:
Voluntary prepayments may be made at any time on three business days’ notice in the case of Eurodollar Loans, or one business day’s notice in the case of Base Rate Loans, without premium or penalty, in minimum principal amounts to be agreed; provided that voluntary prepayments of Eurodollar Loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs. Voluntary prepayments of Term Loans shall be applied pro rata to outstanding A Term Loans, B Term Loans and Incremental Term Loans and shall apply to reduce future scheduled amortization payments of the respective Term Loans being prepaid pro rata based upon then remaining amounts of such payments; provided that, (x) for the first 6 months after the Closing Date, at the option of the Borrower, such prepayments may be applied only to outstanding B Term Loans, so long as (A) no default or event of default then exists under the Senior Secured Financing, (B) after giving effect to such prepayment either (x) the aggregate principal amount of all B Term Loans that would be outstanding would be $100.0 million or greater or (y) all outstanding B Term Loans shall have been paid in full and (C) after giving effect to such prepayment, the Borrower shall have at least $50.0 million of unused commitments under the Revolving Credit Facility, and (y) at the option of the Borrower, such prepayments may be applied (i) first, in direct order of maturity to the scheduled amortization payments of the respective Term Loans which will be due and payable during the 12 months immediately succeeding the date of the respective prepayment and (ii) second, to the extent in excess of the scheduled amortization payments of the respective Term Loans due and payable during such 12 month period, as otherwise provided above without regard to this proviso.

EXHIBIT A

Mandatory Repayments:
Mandatory repayments of Term Loans shall be required from (a) 100% of the proceeds (net of taxes and costs and expenses in connection with the sale) from asset sales by the Borrower and its subsidiaries (subject to certain ordinary course and reinvestment exceptions to be negotiated), (b) 100% of the net proceeds from issuances of debt by the Borrower and its subsidiaries (with appropriate exceptions to be mutually agreed upon, including in any event any refinancing of the Existing Target Senior Notes on terms and conditions satisfactory to the Required Lenders), (c) 50% (reducing to 0% based on reaching a total leverage ratio of less than 5.00:1.00 and so long as no default or event of default under the Credit Facilities is in existence) of annual excess cash flow (to be defined to the satisfaction of the Agents) of the Borrower and its subsidiaries, (d) 100% of the net proceeds from insurance recovery and condemnation events of the Borrower and its subsidiaries (subject to certain reinvestment rights to be negotiated), and (e) 100% of the first $300.0 million of net proceeds from issuances of equity by, or capital contributions to, the Borrower and its subsidiaries (with appropriate exceptions to be mutually agreed upon).

All mandatory repayments of Term Loans made pursuant to clauses (a)-(d) above will be applied pro rata to outstanding A Term Loans, B Term Loans and Incremental Term Loans and shall apply to reduce future scheduled amortization payments of the respective Term Loans being repaid pro rata based upon the then remaining amounts of such payments; provided that, (x) at the option of the Borrower, such prepayments may be applied (i) first, in direct order of maturity to the scheduled amortization payments of the respective Term Loans which will be due and payable during the 12 months immediately succeeding the date of the respective prepayment and (ii) second, to the extent in excess of the scheduled amortization payments of the respective Term Loans due and payable during such 12 month period, as otherwise provided above without regard to this proviso, (y) for the first 6 months after the Closing Date, Lenders holding outstanding B Term Loans shall have the right to waive their share of any such prepayment to the extent that the aggregate principal amount of all B Term Loans that would be outstanding after giving effect to such prepayment would be less than $100.0 million, and (z) any mandatory repayment made during an event of default under the Credit Facilities shall be applied in inverse order of maturity to the scheduled amortization payments of the respective Term Loans being repaid.

EXHIBIT A

All mandatory repayments of Term Loans made pursuant to clause (e) above will be applied (I) first, to outstanding B Term Loans and (II) second, to the extent in excess thereof, pro rata to outstanding A Term Loans and Incremental Term Loans, and in each case shall apply to reduce future scheduled amortization payments of the respective Term Loans being repaid pro rata based upon the then remaining amounts of such payments; provided that, at the option of the Borrower, such prepayments may be applied (x) first, in direct order of maturity to the scheduled amortization payments of the respective Term Loans which will be due and payable during the 12 months immediately succeeding the date of the respective prepayment and (y) second, to the extent in excess of the scheduled amortization payments of the respective Term Loans due and payable during such 12 month period, as otherwise provided above without regard to this proviso. In addition, (i) if at any time the outstandings pursuant to the Revolving Credit Facility (including Letter of Credit outstandings and Swingline Loans) exceed the aggregate commitments with respect thereto, prepayments of Revolving Loans and/or Swingline Loans (and/or the cash collateralization of Letters of Credit) shall be required in an amount equal to such excess and (ii) upon the occurrence of a change of control (to be defined), all commitments under the Credit Facilities shall terminate and all outstanding Loans shall become due and payable.

Interest Rates:
At the Borrower’s option, Loans may be maintained from time to time as (x) Base Rate Loans, which shall bear interest at the Base Rate in effect from time to time plus the Applicable Margin (as defined below) or (y) Eurodollar Loans, which shall bear interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period plus the Applicable Margin, provided, that (I) all Swingline Loans shall bear interest based upon the Base Rate plus the Applicable Margin and (II) until the earlier to occur of (i) the 90th day following the Closing Date or (ii) the date upon which the Joint Lead Arrangers shall determine in their sole discretion that the primary syndication of the Credit Facilities has been completed, Eurodollar Loans shall be restricted to a single one month Interest Period at all times, with the first such interest period to begin not sooner than 3 business days after the Closing Date and with any subsequent interest periods to begin on the last day of the prior one month interest period theretofore in effect.

EXHIBIT A

“Applicable Margin” shall mean a percentage per annum equal to (x) in the case of Revolving Loans, Swingline Loans and A Term Loans, the respective percentages set forth in the pricing grid attached as Annex I hereto based upon the total leverage ratios set forth therein, and (y) in the case of B Term Loans (A) maintained as Base Rate Loans, 0.75%, and (B) maintained as Eurodollar Loans, 1.75%.

“Base Rate” shall mean the higher of (x) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time, and (y) 1/2 of 1% in excess of the overnight federal funds rate.

Interest periods of 1, 2, 3 and 6 months shall be available in the case of Eurodollar Loans.

The Credit Facilities shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, reserves, funding losses, illegality and withholding taxes. The Borrower shall have the right to replace any Lender that (i) charges a material amount in excess of that being charged by the other Lenders with respect to contingencies described in the immediately preceding sentence or (ii) refuses to consent to certain amendments or waivers of the Senior Secured Financing which expressly require the consent of such Lender and which have been approved by the Required Lenders.

Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All interest on Base Rate Loans, Eurodollar Loans and commitment fees and any other fees shall be based on a 360-day year and actual days elapsed.

Default Interest:	Overdue principal, interest and other amounts shall bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans of the respective tranche under the Senior Secured Financing from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

Commitment Fee:	A commitment fee, at a per annum rate equal to the respective percentages set forth in the pricing grid attached as Annex I hereto based upon the total leverage ratios set forth therein on the daily undrawn portion of the commitments of each Lender under the Revolving Credit Facility (for such purpose, with outstanding Swingline Loans not being treated as utilization of the Revolving Credit Facility), will commence accruing on the Closing Date and will be payable quarterly in arrears.

EXHIBIT A

Letter of Credit Fees:
A letter of credit fee equal to the Applicable Margin as in effect from time to time for Revolving Loans maintained as Eurodollar Loans on the outstanding stated amount of Letters of Credit (the “Letter of Credit Fee”) to be shared proportionately by the Lenders under the Revolving Credit Facility in accordance with their participation in the respective Letter of Credit, and a facing fee of 1/8 of 1% per annum (but in no event less than $500 per annum for each Letter of Credit) (the “Facing Fee”) to be paid to the issuer of each Letter of Credit for its own account, in each case calculated on the aggregate stated amount of all Letters of Credit for the stated duration thereof. Letter of Credit Fees and Facing Fees shall be payable quarterly in arrears. In addition, the issuer of a Letter of Credit will be paid its customary administrative charges in connection with Letters of Credit issued by it.

Agent/ Lender Fees:	The Agents and the Lenders shall receive such fees as have been separately agreed upon.

Assignments and Participations:
The Borrower may not assign its rights or obligations under the Senior Secured Financing. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Secured Financing, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to such limitations as may be established by the Administrative Agent (including (i) a minimum assignment amount of $1.0 million (or, if less, the entire amount of such assignor’s commitments and outstanding Loans at such time), (ii) an assignment fee in the amount of $3,500 to be paid by the respective assignor or assignee to the Administrative Agent and (iii) the receipt of the consent of the Administrative Agent (not to be unreasonably withheld or delayed)). The Senior Secured Financing shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Secured Financing and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Waivers and Amendments:
Amendments and waivers of the provisions of the loan documentation will require the approval of Lenders holding commitments and/or outstandings (as appropriate) representing more than 50% of the aggregate commitments and outstandings under the Credit Facilities (the “Required Lenders”), except that (a) the consent of each of the Lenders affected thereby will be required with respect to (i) increases in such Lender’s commitment amounts, (ii) reductions of principal, interest or fees and (iii) extensions of final scheduled maturities or times for payment of interest or fees, and (b) the consent of all of the Lenders shall be required with respect to releases of all or substantially all of the collateral except as provided in the security release provisions described above in this Term Sheet; provided that if any of the matters described in clause (a) or (b) is agreed to by the Required Lenders, the Borrower shall have the right to either (x) substitute any non-consenting Lender by having its Loans and commitments assigned, at par, to one or more other institutions, subject to the assignment provisions set forth above, or (y) with the consent of the Required Lenders, terminate the commitment of any non-consenting Lender and the repayment in full of all obligations of the Borrower owed to such Lender relating to the Loans and participations held by such Lender.

EXHIBIT A

Documentation; Governing Law:
The Lenders’ commitments for the Senior Secured Financing will be subject to the negotiation, execution and delivery of definitive financing agreements (and related security documentation, guaranties, etc.) consistent with the terms of this Term Sheet, in each case prepared by White & Case LLP as counsel to the Administrative Agent, and satisfactory to the Administrative Agent and the Lenders (including, without limitation, as to the terms, conditions, representations, covenants and events of default contained therein). All documentation shall be governed by the internal laws of the State of New York (except security documentation that the Administrative Agent determines should be governed by local law).

Conditions Precedent:
Those conditions precedent that are usual and customary for these types of facilities, and such additional conditions precedent as the Agents shall deem appropriate in the context of the proposed Transaction. Without limiting the foregoing, the following conditions shall apply:

A.   To the Initial Loans

(i)	The structure and all terms of, and the documentation for, each component of the Transaction shall be reasonably satisfactory in form and substance to the Agents and the Required Lenders, and such documentation shall be in full force and effect. All conditions precedent to the consummation of the Transaction (other than immaterial conditions), as set forth in the documentation relating thereto, shall have been satisfied, and not waived except with the consent of the Agents and the Required Lenders, to the reasonable satisfaction of the Agents and the Required Lenders. Each component of the Transaction shall have been consummated in accordance with the documentation therefor and all applicable laws.

EXHIBIT A

(ii)	All obligations of the Borrower and its subsidiaries with respect to the indebtedness being refinanced pursuant to the Refinancing shall have been paid in full, and all commitments, security interests and guaranties in connection therewith shall have been terminated and released, all to the reasonable satisfaction of the Agents.
(iii)	The Cash on Hand, when added to the aggregate principal amount of Term Loans incurred on the Closing Date and approximately $310.0 million (as such amount may be increased as set forth under the heading “Revolving Credit Facility – Use of Proceeds” above) of Revolving Loans incurred on the Closing Date, shall be sufficient to effect the Acquisition and the Refinancing and to pay all of the fees and expenses incurred in connection with the Transaction.
(iv)	After giving effect to the consummation of the Transaction, the Borrower and its subsidiaries shall have no outstanding preferred equity, indebtedness or contingent liabilities, except for indebtedness incurred pursuant to (i) the Senior Secured Financing, (ii) the Existing Target Senior Notes and the Existing Target Senior Note Guaranty and (iii) such other existing indebtedness and disclosed contingent liabilities, if any, as shall be permitted by the Agents and the Required Lenders (the “Existing Indebtedness”), and all stock of Target shall be owned by Borrower free and clear of liens (other than those securing the Senior Secured Financing). If any Existing Indebtedness is permitted to remain outstanding after giving effect to the Transaction, all terms and conditions thereof shall be required to be reasonably satisfactory to the Agents and the Required Lenders.
(v)	All necessary governmental (domestic and foreign) and material third party approvals and/or consents in connection with the Transaction, the transactions contemplated by the Credit Facilities and otherwise referred to herein shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority which, in the judgment of the Agents, restrains, prevents, or imposes materially adverse conditions upon, the consummation of the Transaction or the transactions contemplated by the Credit Facilities or otherwise referred to herein. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the Transaction or the transactions contemplated by the Credit Facilities.

EXHIBIT A

(vi)	Since December 28, 2003, other than as, and to the extent, expressly disclosed in filings of Target made with the United States Securities and Exchange Commission prior to the date hereof, nothing shall have occurred (and no Agent nor the Required Lenders shall have become aware of any facts or conditions not previously known) which any Agent or the Required Lenders shall determine has had, or could reasonably be expected to have, a Material Adverse Effect.
(vii)	No litigation by any entity (private or governmental) shall be pending or threatened with respect to the Credit Facilities or any documentation executed in connection therewith, or with respect to the Transaction, or which any Agent or the Required Lenders shall determine has had, or could reasonably be expected to have, a Material Adverse Effect.
(viii)	All agreements relating to, and the corporate and capital structure of, the Borrower and its subsidiaries, and all organizational documents of the Borrower and its subsidiaries, in each case as the same will exist after giving effect to the consummation of the Transaction, shall be reasonably satisfactory to the Agents and the Required Lenders.
(ix)	All Loans and all other financings to the Borrower (and all guaranties thereof and security therefor), as well as the Transaction and the consummation thereof, shall be in compliance with all applicable requirements of law, including Regulations T, U and X of the Federal Reserve Board (the “Margin Regulations”).
(x)	After giving effect to the Transaction, the financings incurred in connection therewith and the other transactions contemplated hereby, there shall be no conflict with, or default under, any material agreement of the Borrower and its subsidiaries (including any such agreements (i) acquired pursuant to the Acquisition, (ii) entered into pursuant to the Transaction and (iii) in respect of Existing Indebtedness), subject to such exceptions as may be agreed upon.
(xi)	All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby, payable to the Agents and the Lenders or otherwise payable in respect of the Transaction shall have been paid to the extent due.
(xii)	The Guaranties and Security Agreements required hereunder shall have been executed and delivered in form, scope and substance satisfactory to the Agents and the Required Lenders, and the Lenders shall have a first priority perfected security interest in all assets of the Borrower and the Guarantors as and to the extent required above.

EXHIBIT A

(xiii)	The Administrative Agent shall have received legal opinions (addressed to the Agents and the Lenders) from counsel (including, without limitation, New York counsel) covering matters reasonably acceptable to the Administrative Agent (including, without limitation, (x) a no-conflicts opinion as to Existing Indebtedness (if any) and any other material contracts of the Borrower or any of its subsidiaries and (y) compliance with the Margin Regulations).
(xiv)	The Lenders shall have received a solvency certificate, in form and substance reasonably satisfactory to the Agents, from the chief financial officer of the Borrower, setting forth the conclusions that, after giving effect to the Transaction and the incurrence of all the financings contemplated herein, each of the Borrower on a stand-alone basis and the Borrower and its subsidiaries taken as a whole, is or are not insolvent and will not be rendered insolvent by the indebtedness incurred in connection therewith, and will not be left with unreasonably small capital with which to engage in its or their businesses and will not have incurred debts beyond its or their ability to pay such debts as they mature.
(xv)	The Agents and the Lenders shall have received and be satisfied with (i) unaudited consolidated financial statements of each of the Borrower and Target for each fiscal quarter of each of the Borrower and Target ended on or after their respective fiscal quarters ended closest to December 31, 2004 and at least 45 days prior to the Closing Date, (ii) pro forma consolidated financial statements of the Borrower and its subsidiaries (including Target and its subsidiaries) meeting the requirements of Regulation S-X for registration statements (as if such a registration statement for a debt issuance of the Borrower, became effective on the Closing Date) on Form S-1, (iii) interim financial statements of each of the Borrower and Target for each month ended after the date of the last available quarterly financial statements and at least 30 days prior to the Closing Date and (iv) detailed projected consolidated financial statements of the Borrower and its subsidiaries for at least the eight fiscal years ended after the Closing Date, which projections shall (x) reflect the forecasted consolidated financial condition of the Borrower and its subsidiaries after giving effect to the Transaction and the related financing thereof, and (y) be prepared and approved by the Borrower.
(xvi)	The Borrower and Target shall have fully cooperated in the Joint Lead Arrangers’ syndication efforts for the Credit Facilities, including, without limitation, by promptly providing the Joint Lead Arrangers with all information reasonably deemed necessary by them to successfully complete such syndication.

EXHIBIT A

(xvii)	The Lenders shall have received evidence of insurance maintained by the Borrower and its subsidiaries consistent with that of other companies of substantially similar size and scope of operations in the same or substantially similar businesses.
(xviii)	During the period from the date hereof through the Closing Date, the Borrower, Target and their respective subsidiaries shall have been operated in the ordinary course and shall not have sold any of their respective material assets other than in the ordinary course and consistent with past practice.
(xix)	During the period from the date hereof through the Closing Date, the matters described under the heading “COMMITMENTS AND CONTINGENCIES – Internal Revenue Service Matters” in Target’s Form 10-Q filed with the United States Securities and Exchange Commission in respect of Target’s fiscal quarter ended September 26, 2004 shall not have been settled with the Internal Revenue Service other than on the basis specified in Target’s disclosure memorandum attached to the Acquisition Agreement (as in effect on the date hereof).

B.   To All Loans

(i)	All representations and warranties shall be true and correct in all material respects on and as of the date of the borrowing (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct in all material respects as of the respective date or for the respective period, as the case may be), before and after giving effect to such borrowing and to the application of the proceeds therefrom, as though made on and as of such date.
(ii)	No event of default under the Credit Facilities or event which with the giving of notice or lapse of time or both would be an event of default under the Credit Facilities, shall have occurred and be continuing, or would result from such borrowing.
Representations Warranties:
Those representations and warranties which are usual and customary for these types of facilities, and such additional representations and warranties as the Agents shall deem appropriate in the context of the proposed Transaction.

Covenants:	Those covenants usual and customary for these types of facilities, and such additional covenants as the Agents shall deem appropriate in the context of the proposed Transaction (with customary exceptions and baskets to be agreed upon). Although the covenants have not yet been specifically determined, we anticipate that the other covenants shall in any event include, but not be limited to:

EXHIBIT A

(i)	Limitations on other indebtedness (including contingent liabilities and seller notes).
(ii)	Limitations on mergers, acquisitions, joint ventures, partnerships and acquisitions and dispositions of assets.
(iii)	Limitations on sale-leaseback transactions.
(iv)	Limitations on dividends and other restricted payments.
(v)	Limitations on voluntary prepayments of other indebtedness and amendments thereto, and amendments to organizational documents and other material agreements.
(vi)	Limitations on transactions with affiliates and formation of subsidiaries.
(vii)	Limitations on (x) investments (including joint ventures and partnerships) and (y) holding cash and cash equivalents at any time Revolving Loans are outstanding.
(viii)	Maintenance of existence and properties; corporate separateness.
(ix)	Limitations on liens.
(x)	Various financial covenants customary for a transaction of this type, including without limitation:
(a)	Maximum Total Debt to EBITDA and

(b)	Minimum Interest Coverage Ratio.

(xi)	Limitations on capital expenditures.

(xii)	Adequate insurance coverage.
(xiii)	ERISA covenants.
(xiv)	Financial reporting, notice of environmental, ERISA-related matters and material litigation and visitation and inspection rights.
(xv)	Compliance with laws, including environmental and ERISA.
(xvi)	Payment of taxes and other liabilities.
(xvii)	Limitation on changes in nature of business.

EXHIBIT A

(xviii)	The obtaining of interest rate protection in amounts and for periods to be determined.
(xix)	Use of proceeds.
Events of Default:	Those events of default usual and customary for these types of facilities, and such additional events of default as are appropriate under the circumstances, including, without limitation, a change of control (to be defined to the satisfaction of the Agents) of the Borrower.

Indemnification:	The documentation for the Senior Secured Financing will contain customary indemnities for the Agents, the Lenders and their respective employees, agents and affiliates (other than as a result of such person’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision).

ANNEX I

Total	greater	greater	greater than or	greater than	greater than	less than
Leverage	than or	than or	equal to	or equal to	or equal to	3.00:1.00
Ratio	equal to	equal to	4.00:1.00 and	3.50:1.00	3.00:1.00
	5.00:1.00	4.50:1.00	less than	and less than 4.00:1.00	and less than 3.50:1.00
		and less	4.50:1.00
		than 5.00:1.00

Applicable Margin	1.50%	1.25%	1.00%	0.875%	0.75%	0.625%
for LIBOR Loans

Applicable Margin	0.50%	0.25%	0.00%	0.00%	0.00%	0.00%
for Base Rate
Loans

Revolving Credit	0.50%	0.375%	0.30%	0.25%	0.25%	0.25%
Facility
Commitment Fee

At any time that a default or an event of default exists under the Credit Facilities, the Applicable Margin for the respective types of Loans shall be the highest percentages set forth in the grid above.